UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 10, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

                                         We inform you that the subjects analyzed in the General Stockholders’ Meeting held as of today, at 04.00 p.m., were fully approved, as follows:

-

the Administrators’ accounts, the Management Report, the Financial Statements, including the destination of the Net Income, as well as, the Opinion of Independent Auditors, referring to the fiscal year ended on December 31, 2003;

-

the reelection of Messrs. Lázaro de Mello Brandão, Antônio Bornia, Dorival Antônio Bianchi, Mário da Silveira Teixeira Júnior, Márcio Artur Laurelli Cypriano, João Aguiar Alvarez, Mrs. Denise Aguiar Alvarez Valente, Messrs. José Fonollosa García and Ricardo Espírito Santo Silva Salgado, to compose the Board of Directors;

-

the reelection of the Fiscal Committee’s members: Messrs. Ricardo Abecassis Espírito Santo Silva, Oswaldo de Moura Silveira and Sócrates Fonseca Guimarães - Effective Members; Messrs. Frederico dos Reis de Arrochela Alegria, Nelson Lopes de Oliveira and Jorge Tadeu Pinto de Figueiredo - Substitute Members;

-

the Administrators’ annual global compensation amount and the fund allocation to support Administrator’s Open Complementary Pension Plans, as well as, the individual compensation for members of the Fiscal Committee.

                                         By means of a deliberation taken place in a proper meeting held on the present date, the Board of Directors of the Bank, just after the General Stockholders’ Meeting, which elected its members , chose, to take office as its Chairman and Vice Chairman, Messrs. Lázaro de Mello Brandão and Antônio Bornia, respectively.

                                         Such deliberations will be effective upon necessary approval of the process by the Central Bank of Brazil.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.